SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 6, 2005
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media release
SIGNATURES

This Form 6-K consists of the following media release.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 5 September 2005
Media release
UBS sells Private Banks & GAM unit to Julius Baer
UBS has reached an agreement to sell its Private Banks & GAM unit to Julius Baer for an implied value of CHF 5.6 billion consisting of CHF 3.8 billion in cash and cash equivalents as well as a 21.5% stake in the enlarged Julius Baer. The stake has an implied value of CHF 1.8 billion. The unit comprises the three private banks, Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin as well as specialist asset manager GAM1. Hans de Gier and David Solo will join the management team of the new bank.
Zurich / Basel, 5 September 2005 – UBS has agreed to sell its Private Banks & GAM unit to Julius Baer, pending necessary approvals and subject to successful financing. The sale is expected to be completed by the end of 2005.
The sale is consistent with UBS’s strategy regarding the private banks and GAM in the past years. In 2003, UBS created SBC Wealth Management AG as a platform for its separately branded wealth management businesses – as a way of enabling them to grow and to create value. The intention was also to allow the new group to play a role in the consolidation of the Swiss private banking industry. UBS analyzed a number of options and came to the conclusion that the sale to Julius Baer would be in the best interests of all stakeholders.
“Julius Baer’s business model is very similar to the one of the three private banks and GAM. The sale of the complete unit pays special attention to the preservation of continuity between clients and their advisors – creating value for all parties,” said Peter Wuffli, UBS CEO.
“These private banks and GAM are an excellent fit to Julius Baer. We have the same understanding of private banking and asset management as we both strive to understand the wealth management needs of each individual client and offer them value-enhancing solutions,” Raymond J. Baer, chairman of Julius Baer, said.

[1]	GAM should not be confused with UBS’s “Global Asset Management” Business Group, which is not involved in the present transaction.

Media Relations 5 September 2005 Page 2 of 3
The consideration for UBS consists of two components. Some CHF 3.8 billion will be paid as follows:
•	CHF 2.45 billion of net cash proceeds from an equity rights offering of Julius Baer

•	CHF 500 million return of excess capital from the combined new bank

•	CHF 850 million in senior and hybrid Tier 1 financial instruments
The remainder will comprise a 21.5% non-strategic participation by UBS in the new Julius Baer after the completion of the transaction. Based on the average Julius Baer opening price during the last 30 trading days, the 21.5% stake would have an implied value of approximately CHF 1.8 billion following the rights issue. The actual value of the stake will depend on the market price of the new bank upon closing day. UBS has agreed to a lock-up period of eighteen months for 19.9% and three months for the remaining 1.6%. UBS will not take a seat on Julius Baer’s board of directors or exercise any control or influence on its strategy or on its operational business decisions, and UBS will not vote its shares.
UBS expects to record a pre-tax gain of at least CHF 3.5 billion from the transaction, which will be booked at time of deal closing, estimated in fourth quarter 2005.
The private banks will adopt the Julius Baer brand name. GAM will continue to be marketed as an independent brand.
Hans de Gier, currently chairman of SBC Wealth Management AG, will be appointed CEO of the new Julius Baer. David Solo, currently CEO of GAM, will be appointed head of Julius Baer’s asset management business. At the Annual General Meeting in 2006, Georges Gagnebin, currently vice chairman of SBC Wealth Management AG, will be proposed for election to the Board of Directors of Julius Baer. All these senior executives have proven expertise in managing and successfully integrating businesses.
UBS
UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the world’s largest wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

Media Relations 5 September 2005 Page 3 of 3
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with 39% of its employees working in the Americas, 38% in Switzerland, 16% in Europe and 7% in the Asia Pacific time zone. UBS’s financial businesses employ more than 69,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the wealth management business, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956, 333-127180, 333-127182, 333-127183, 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Bernhard Schmid
	Name:	Bernhard Schmid
	Title:	General Counsel Corporate Center

	By:	/s/ Peter Oberholzer
		Name:	Peter Oberholzer
Date: September 6, 2005		Title:	Executive Director